

Mail Stop 3561

March 15, 2017

Michael J. Wortley
President and Chief Financial Officer
Cheniere Corpus Christi Holdings, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

> **Re:** **Cheniere Corpus Christi Holdings, LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 8, 2017**
> **File No. 333-215435**

Dear Mr. Wortley:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquefaction Facilities and Pipeline

Stage 2, page 57

1. We note your disclosure that you did not issue the full NTP under the EPC contract by December 31, 2016. In this regard, please disclose, if material, the consequences of your failure to meet this deadline, including whether the deadline was extended or the contract was terminated.

Acceptance of Old Notes for Exchange; Issuance of New Notes, page 111

2. We note your response to comment 7; however, it does not appear that your revisions are fully responsive to our comment. Please revise your disclosure to clarify that non-exchanged "Old Notes tendered by book-entry transfer" will be "credited to an account maintained with DTC" promptly upon expiration or termination of the exchange offer.

Holdco Pledge Agreement, page 181

3. We note your response to comment 8 that "[n]one of the Company or its subsidiaries is a party to the Pledge Agreement." Please note that Item 601(10)(i) requires the filing of contracts "in which the registrant or [its] subsidiary has a beneficial interest," even if neither is a party to such contracts. Please confirm, if true, that this clarification of the requirements does not change your assessment that the Pledge Agreement is not a material contract.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 441-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products